

September 21, 2010

Wilson Ferreira Junior, Chief Executive Officer
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil

> **Re:** **CPFL ENERGIA S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 5, 2010**
> **File No. 001-32297**

Dear Mr. Ferreira:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009, filed April 5, 2010

Results of Operations, page 52

1. We note from your segment disclosures provided in Note 28 on page F-63 that your segments appear to produce widely varying levels of operating profit and net income from each of your electric distribution, generation and commercialization segments. In light of these differences in the profitability and behavior of your segments, it appears that in order for an investor to fully understand your business and results of operations you should expand your disclosure in Management's Discussion and Analysis to include a discussion of your results of operations for each individual segment. Such discussion should explain the underlying drivers behind changes in the results of each segment's operations. In future filings please ensure your revised disclosures address current trends in segment operations and whether such trends are expected to continue. Please show us what your revised disclosures will look like. In addition, when you identify more than

one reason for changes in the various line items in your financial statements, please quantify the changes to the greatest extent possible. Please refer to Item 5 of Form 20-F, Item 303(a)(3) of Regulation S-K and our Release No. 33-8350 available at our website at http://www.sec.gov/rules/interp/33-8350.htm.

Exhibits

2. We note that the signature blocks on the certifications filed as Exhibits 12.1, 12.2, 13.1 and 13.2 all indicate that they were signed by Wilson Ferreira Junior in his capacity as Chief Executive Officer. Please confirm whether Mr. Ferreira also signed the respective exhibits in his capacity as Chief Financial Officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or in her absence Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director